Exhibit (a)(23)

June 4, 2014

Dear Jos. A. Bank Clothiers, Inc. Stockholders:

We are writing to update you on the status of the pending acquisition of Jos. A. Bank Clothiers, Inc. (“JOSB”) by The Men’s Wearhouse, Inc. (“MW”).  That transaction, pursuant to a merger agreement signed on March 11, 2014, is proceeding in two steps: first, an ongoing tender offer by Java Corp., a subsidiary of MW (“Purchaser”), to acquire any and all outstanding JOSB shares validly tendered and not withdrawn at $65.00 per share, net to the seller in cash (the “Offer”); and second, a merger transaction in which all JOSB shares not purchased in the tender offer (other than shares as to which dissenters’ rights are properly exercised) will be converted into the same $65.00 per share consideration as paid in the tender offer.

We are pleased to tell you that a significant condition to completion of the tender offer has been satisfied.  On May 30, 2014, the Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice granted termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), relating to the Offer.

The termination of the HSR Act waiting period satisfies one of the conditions to consummate the Offer.  Completion of the Offer remains subject to certain other conditions as described in the merger agreement, including the completion of the marketing period which commenced on May 30, 2014 and is expected to end on June 19, 2014, unless earlier waived by Purchaser (subject to the applicable rules and regulations of the U.S. Securities and Exchange Commission).  If all other conditions to the Offer have been satisfied, MW and Purchaser will be required to consummate the Offer within three business days following the expiration of the marketing period.  While it is expected that the merger will close on the same business day as the Offer, and in any event no later than one business day following completion of the Offer, it is theoretically possible that the merger closing could be delayed due to circumstances beyond the control of JOSB and MW.  In that event, MW has the right under our merger agreement to place on the JOSB board a number of directors equal to MW’s percentage ownership of JOSB shares following the consummation of the Offer (with any fraction rounded up).  It is expected that if the merger is delayed, all but two of JOSB’s directors would resign from the JOSB board and David H. Edwab, Douglas S. Ewert and Jon W. Kimmins, all designees of Purchaser, would join and constitute a majority of the JOSB board.  In connection with this possible appointment of the MW designees to the JOSB board, we are required under the rules of the Securities and Exchange Commission to provide you with certain information which we have included on Annex A to this letter.

The JOSB Board reiterates its unanimous recommendation that JOSB stockholders accept the Offer and tender their JOSB shares pursuant to the Offer to Purchase.

Charles D. Frazer
Senior Vice President — General Counsel

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication is for informational purposes only.  The Offer is not being made to, nor will tenders be accepted from, or on behalf of, holders of shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not comply with the laws of that jurisdiction.  The Offer is being made pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase, a related letter of transmittal and other offer materials) filed by MW and Purchaser with the U.S. Securities and Exchange Commission (“SEC”) on January 6, 2014, as amended from time to time. INVESTORS AND SECURITY HOLDERS OF JOS. A. BANK ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER. Investors and security holders can obtain free copies of these documents and other documents filed with the SEC by MW through the web site maintained by the SEC at http://www.sec.gov.  The Offer to Purchase, related letter of transmittal and other offering documents may also be obtained for free by contacting the Information Agent for the Offer, MacKenzie Partners, Inc., at 212-929-5500 or toll-free at 800-322-2885.

500 Hanover Pike • Hampstead, MD  21074 • 410-239-2700

www.josbank.com